October 9, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention:          Mr. Michael Moran, Esq., Accounting Branch Chief
Division of Corporation Finance

RE:     Progress Energy, Inc.
Form 10-K for the year ended December 31, 2006
Filed March 1, 2007
File No. 001-15929

Carolina Power & Light Company
Form 10-K for the year ended December 31, 2006
Filed March 1, 2007
File No. 001-03382

Florida Power Corporation
Form 10-K for the year ended December 31, 2006
Filed March 1, 2007
File No. 001-03274

Dear Mr.  Moran:

Progress Energy, Inc., a North Carolina corporation (“Progress Energy” or the “Company”),  submits herewith its responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the above referenced filings contained in its letter to Mr. Robert McGehee of Progress Energy, dated September 13, 2007.

Set forth below are the responses of Progress Energy, Carolina Power & Light Company d/b/a Progress Energy Carolinas, Inc. (“PEC”), and Florida Power Corporation d/b/a Progress Energy Florida, Inc. (“PEF”).  For convenience of reference, each Staff comment is reprinted in bold, numbered to correspond with the paragraph numbers assigned in the September 13, 2007, comment letter, and is followed by the response of the Company, PEC and PEF, as applicable.  Unless otherwise noted, all page references are to the pages of the 2006 combined Form 10-K filed by the Company, PEC and PEF.

October 9, 2007

Comment 1

General

1.           In order to facilitate this review and reduce the number of comments we have not repeated comments for issues that may be applicable to either Carolina Power & Light Corporation or Florida Power Corporation. To the extent any comment applies to more than one registrant, please address the comment individually for each separate registrant.

Response:

The Company has provided a separate response to each of the Staff’s comments for each registrant, to the extent the comment applies to more than one registrant.

Comment 2

Note  3.C, CCO – DeSoto and Rowan Generation facilities, page 140

2.           Please tell us the significance of the capacity and service contracts that are part of the CCO disposal strategy.  We refer you to the disclosure on page 205. In this regard please tell us if the contracts constitute significant continuing involvement  in the operations of the disposed entity as the term is described in paragraph 42 of SFAS no. 144. Furthermore please tell us how this was considered when you reported the component as a discontinued operation.

Response:

Progress Energy, Inc.

The Company’s Competitive Commercial Operations (CCO) business was comprised of three components:  the DeSoto generation facility, the Rowan generation facility, and the Georgia Operations. All of the contractual obligations associated with discontinued CCO operations referred to on page 205 were entered into prior to the Company’s decisions to divest of the three CCO components.  In addition, with the exception of one insignificant contract, all of the contracts related to CCO’s Georgia Operations.  In order to report a component in discontinued operations, criterion (b) in paragraph 42 of SFAS No. 144, Impairment or Disposal of Long-Lived Assets, requires that an entity not have any significant continuing involvement in the operations of a component after the disposal transaction.  The Company concluded that this criterion was met for all the CCO contracts referred to on page 205 as the Company expected to transfer the obligations under all these contracts to a third party as part of the disposition strategy for the Georgia Operations.  With the exception of the one insignificant contract referred to above, all of the obligations of these contracts were transferred to third-parties in 2007 through a series of transactions, the latest of which closed in July 2007.

October 9, 2007

Carolina Power & Light Company

Not applicable.

Florida Power Corporation

Not applicable.

Comment 3

Note  3.E, Dixie Fuels and Other Fuels Businesses,  page 141

3.           Please also tell us if the long-term contracts between Dixie Fuels and PEF constitute significant continuing involvement and how this was considered when you also reported this component as a discontinued operation.

Response:

Progress Energy, Inc.

Subsequent to the Company’s divestiture of Dixie Fuels, PEF continues to purchase annually approximately $15 to $20 million of waterborne transportation services from Dixie Fuels and its successor entity under a contract expiring in 2010.  The waterborne transportation services contract does not constitute significant continuing involvement based on the cumulative weight of the following factors, with no one factor considered presumptive or determinative:

•
Neither the Company nor PEF retained an ownership or other interest in Dixie Fuels subsequent to the divestiture and, therefore, neither has the ability to exert any influence over Dixie Fuels’ (or its successor entity’s) operating and financial policies.

•
Although the waterborne transportation services contract is significant to the overall operations of Dixie Fuels prior to the divestiture, it is not significant to the overall operations of its parent Kirby Corporation, which reported 2005 marine transportation revenues of $686 million, total cost of sales and operating expenses of $515 million, and net income of $69 million.

•	The extent to which the Company is involved with the operations of Dixie Fuels is limited solely to the waterborne transportation services contract, which expires in 2010.

•
The rights conveyed by the waterborne transportation services contract do not enable the Company or PEF to exert significant influence over the operations or financial policies of Dixie Fuels, its successor entity or its parent.

•
The waterborne transportation services contract was entered into at prevailing market prices pursuant to a competitive bidding process required by the Florida Public Service Commission (FPSC), which approved the contracts in 2005.

October 9, 2007

It should also be noted that Dixie Fuels’ operating results are immaterial to the Company’s and PEF’s results of operations.  The following table summarizes the operating results of Dixie Fuels for 2004 through 2006 included in Note 3.E.  Dixie Fuels’ total revenues, expenses and earnings are less than 1% of the Company’s consolidated amounts for all periods reported.  In addition, PEF’s purchases from Dixie Fuels are less than 2% of PEF’s cost of fuel used in electric generation for all periods presented.  PEF’s purchases from Dixie Fuels are included in PEF’s fuel recovery clause and recovered from retail ratepayers, and have no effect on PEF’s earnings.

Dixie Fuels (in millions)	2006	2005	2004
Revenues	$5	$26	$21
Expenses	4	23	19
Net income after minority interest	1	3	2

Carolina Power & Light Company

Not applicable.

Florida Power Corporation

The comment is not applicable, as Dixie Fuels was not a subsidiary of PEF and accordingly was not included in PEF’s financial statements.

Comment 4

4.           We note the allocation of interest expense to discontinued operations. In this regard, we assume you only allocated interest on corporate level debt which could not be directly attributed to other operations of the enterprise pursuant to the requirements of EITF Issue No. 87-24. Please show us the calculations used to support the interest allocations for the past three years. As a final note, to the extent interest allocations of discontinued operations affected interest expense of continuing operations, this should be analyzed in management’s discussion and analysis of interest expense. In this regard, the utilization of proceeds from the dispositions to pay down debt, as in the case of your gas business, should also be addressed in the discussion to the extent it impacts interest expense. Please advise.

Response:

Progress Energy, Inc.

The Company confirms that, in accordance with EITF Issue No. 87-24, only interest expense on corporate level debt which could not be directly attributed to other operations of the enterprise was allocated to discontinued operations. As requested, the

October 9, 2007

Company has provided the supporting calculations for the interest allocations as Exhibit A.

The amount of interest expense allocated to each discontinued operation was disclosed in Note 3.  In future filings as appropriate, the Company will discuss in Management’s Discussion and Analysis the extent to which interest expense of continuing operations is materially impacted by the allocation of interest expense to discontinued operations or the reduction in debt from utilization of divestiture proceeds.

Carolina Power & Light Company

Not applicable.

Florida Power Corporation

Not applicable.

Comment 5

Note  16, Benefit Plans, page 182

5.           Please provide to us a detailed regulatory assessment with respect to the implementation of SFAS No. 158. Explain to us how you have historically recovered pension and OPEB costs for each of your rate-regulated subsidiaries. In this regard, please also explain to us how you concluded the probable of recovery threshold has been met pursuant to SFAS No. 71 with respect to any asset recorded due to adoption of Statement No. 158.

Response:

Progress Energy, Inc.

In connection with the implementation of SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, Progress Energy’s rate-regulated subsidiaries established regulatory assets for the effects of SFAS No. 158 that would have otherwise been charged to equity.  Those subsidiaries have historically recovered costs commensurate with expenses recognized under both SFAS No. 87, Employers’ Accounting for Pensions, and SFAS No. 106, Employer’s Accounting for Postretirement Benefits Other Than Pensions, and no evidence existed that such regulatory treatment would change. The Company also considered the fact that the Federal Energy Regulatory Commission (FERC), the North Carolina Utilities Commission (NCUC), the Public Service Commission of South Carolina (SCPSC) and the FPSC have recognized SFAS No. 87 and SFAS No. 106 for ratemaking purposes in their respective jurisdictions.  Therefore, the Company concluded that the probable of

October 9, 2007

recovery threshold had been met pursuant to SFAS No. 71, Accounting for the Effects of Certain Types of Regulation.

Carolina Power & Light Company

In connection with the implementation of SFAS No. 158, PEC established a regulatory asset for the effects of SFAS No. 158 that would have otherwise been charged to equity.  PEC has historically recovered costs commensurate with expenses recognized under both SFAS No. 87 and SFAS No. 106, and no evidence existed that such regulatory treatment would change. PEC also considered the fact that the FERC, the NCUC and the SCPSC have recognized SFAS No. 87 and SFAS No. 106 for ratemaking purposes in their respective jurisdictions. Therefore, PEC concluded that the probable of recovery threshold had been met pursuant to SFAS No. 71.

Florida Power Corporation

In connection with the implementation of SFAS No. 158, PEF established a regulatory asset for the effects of SFAS No. 158 that would have otherwise been charged to equity.  PEF has historically recovered costs commensurate with expenses recognized under both SFAS No. 87 and SFAS No. 106, and no evidence existed that such regulatory treatment would change. PEF also considered the fact that the FERC and the FPSC have recognized SFAS No. 87 and SFAS No. 106 for ratemaking purposes in their respective jurisdictions. Therefore, PEF concluded that the probable of recovery threshold had been met pursuant to SFAS No. 71.

* * * * * * * * * * * * *

In connection with our response, each of Progress Energy, Inc., Carolina Power & Light Company and Florida Power Corporation acknowledge that:

(1)           It is responsible for the adequacy and accuracy of the disclosure in its filings;

(2)           Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)           It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company will send a copy of this response to you, Mr. Brian McAllister, and to Mr. Robert Babula by overnight delivery. Please direct any further questions or comments you may have regarding this filing to Patricia Kornegay-Timmons at (919) 546-4836.

October 9, 2007

         Sincerely,

                                                                                  /s/ Jeffrey M. Stone

         Jeffrey M. Stone
         Chief Accounting Officer
         Progress Energy, Inc.
                                                                                 Carolina Power & Light Company
                                                                                 Florida Power Corporation

Enclosures
cc:        Mr. William D. Johnson
Mr. Peter M. Scott III
John R. McArthur, Esq.
Frank A. Schiller, Esq.

								Exhibit A

SEC Comment Letter Response
Progress Energy, Inc.
Schedule of Interest Expense Allocated to Discontinued Operations (1), (2)
Dollars in millions

Amounts included in:	Note 3.A	Note 3.B	Note 3.C	Note 3.C	Note 3.D	Note 3.E	Note 3.E	Note 3.F	Note 3.G

	CCO - Georgia Operations	Gas	CCO - DeSoto	CCO - Rowan	Progress Telecom, LLC	Dixie Fuels	Progress Materials (Other Fuels)	Coal Mining	Progress Rail

Year Ended December 31, 2006

Average net assets of divested components	$835	$438	$81	$246	N/A	N/A	$14	$31	N/A
Average Progress Energy total debt to capitalization ratio for respective allocation period	56.1%	56.9%	57.2%	57.1%	N/A	N/A	55.6%	56.4%	N/A
Average Progress Energy debt allocated to discontinued component	$468	$249	$46	$141	N/A	N/A	$8	$17	N/A
Average annual interest rate on Progress Energy holding company debt	7.7%	7.4%	7.8%	7.4%	N/A	N/A	7.9%	7.7%	N/A
Number of months of interest allocation	12	9	3	6	N/A	N/A	12	12	N/A
Interest expense allocated to discontinued operations	$36	$14	$1	$5	N/A	N/A	$1	$1	N/A

TOTAL 2006 INTEREST EXPENSE ALLOCATED TO ALL DISCONTINUED OPERATIONS	$58

Year Ended December 31, 2005

Average net assets of divested components	$983	$326	$84	$254	$29	$19	$3	$68	$439
Average Progress Energy total debt to capitalization ratio for respective allocation period	57.7%	57.7%	57.7%	57.7%	57.7%	57.7%	57.6%	57.7%	57.7%
Average Progress Energy debt allocated to discontinued component	$567	$188	$48	$147	$17	$11	$2	$39	$253
Average annual interest rate on Progress Energy holding company debt	6.8%	6.8%	6.8%	6.8%	6.8%	6.8%	6.9%	6.8%	6.5%
Number of months of interest allocation	12	12	12	12	12	12	12	12	3
Interest expense allocated to discontinued operations	$39	$13	$3	$10	$1	$1	$0	$3	$4

TOTAL 2005 INTEREST EXPENSE ALLOCATED TO ALL DISCONTINUED OPERATIONS	$74

Year Ended December 31, 2004

Average net assets of divested components	$1,075	$376	$86	$259	$29	$18	$0	$73	$424
Average Progress Energy total debt to capitalization ratio for respective allocation period	57.7%	58.1%	57.7%	57.7%	58.0%	58.0%	58.1%	58.0%	58.0%
Average Progress Energy debt allocated to discontinued component	$621	$219	$50	$149	$17	$11	$0	$42	$246
Average annual interest rate on Progress Energy holding company debt	6.4%	6.5%	6.4%	6.4%	6.5%	6.5%	6.5%	6.5%	6.5%
Number of months of interest allocation	12	12	12	12	12	12	12	12	12
Interest expense allocated to discontinued operations	$40	$14	$3	$10	$1	$1	$0	$3	$16

TOTAL 2004 INTEREST EXPENSE ALLOCATED TO ALL DISCONTINUED OPERATIONS	$87

 (1) All calculations were performed on a quarterly basis. To reduce volume and complexity, amounts and percentages presented herein are annual averages, and some totals may include immaterial rounding differences.

(2) The components included in discontinued operations had no debt directly attributable to their operations.